UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): August 2, 2012



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. **Results of Operations and Financial Condition.**

On August 2, 2012, The Dixie Group, Inc. issued a press release reporting results for the second quarter ended June 30, 2012.

Item 9.01. **Financial Statements and Exhibits.**

(c) Exhibits

(99.1) Press Release, dated August 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 2, 2012

THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner

Jon A. Faulkner
Chief Financial Officer

Exhibit 99.1



CONTACT: Jon Faulkner
                  Chief Financial Officer
                  706-876-5814
                  jon.faulkner@dixiegroup.com

THE DIXIE GROUP REPORTS SECOND QUARTER 2012 RESULTS

CHATTANOOGA, Tenn. (August 2, 2012) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the second quarter ended June 30, 2012. In the second quarter of 2012, the Company had sales of $66,566,000 and a loss from continuing operations of $404,000, or $0.03 per diluted share, compared with income from continuing operations of $808,000, or $0.06 per diluted share for the second quarter of 2011. Net sales decreased 3.8% for the fiscal second quarter of 2012, compared with the second quarter of 2011. Year-to-date sales were $129,416,000, and a loss from continuing operations of $508,000 or $0.04 per diluted share, compared with sales of $135,154,000 and income from continuing operations of $1,452,000 or $0.11 per diluted share, for the year-ago period. Net sales for the year-to-date were 0.8% below the same period of 2011 when adjusting for the number of weeks in the two periods.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "Dixie had strong residential product growth in the quarter with 5.6% improvement in sales compared to a decline for the industry. Our commercial products, however, declined against a strong period a year ago. The industry, we believe, had growth commercially during the quarter. Notable was growth in our upper-end residential segments with over 11% sales increase, excluding sales to mass merchants. Favorable activity early in the year slowed as we got later into the quarter. We expect this slower pace to continue throughout the summer months.

"Our strategy of continuing to invest in new products during this slow economic recovery has proven successful, and we will continue to do so with the launch this quarter of both our line of Stainmaster® TruSoft™ products, as well as our new "permaset" wool dyeing process. Dixie is one of only two suppliers to deliver TruSoft™, the new standard in softness, to the market this year. We have made substantial investments in the launch of this new fiber system and the series of products that will be offered in all of our brands. With the new "permaset" dyeing process, offering unlimited color selection to the high-end design community in wool products, we hope to build upon the double digit growth we experienced this past quarter in all of our wool product lines. We hope our mass merchant segment, down from a very strong period a year ago, will see growth later in the year as we introduce new products through this channel. In an effort to strengthen our performance in the commercial sector, we will be bringing in new leadership for our commercial business. We have developed and are launching, in addition to the new Chrome Collection, a new series of value oriented commercial products to the design community. Despite our sales slowing in the second quarter relative to expectations, we will continue to invest in new products in both the residential and commercial markets to accelerate growth during this difficult economic recovery.

"Our gross profit during the quarter was 23.6% versus 24.2% a year ago. In an effort to further develop our tufting centers of excellence, and last year establishing our wool center of excellence in Santa Ana, we continue to move equipment into our Eton facility to establish a focus on residential pattern goods while having our Atmore facility to further concentrate on the commercial marketplace. We have seen improvements in efficiencies in both locations even as we are in the process of finalizing these moves over the next several months. We have spent over $500 thousand in the quarter implementing this manufacturing re-alignment, which impacted gross profit margins by 0.8% in the period. Further, we have borne significant operational inefficiencies in the process of launching a number of new products, costs which are largely behind us. We had a price increase in the commercial business only during the quarter, the effect of which will begin to be felt in the third quarter. Further, our selling, general and administrative expenses were impacted by over 1.4% relative to a year ago due to higher sampling expenses associated with new product launches planned for 2012. Our SG&A, at 23.6% of sales, was two percentage points above last year's 21.6% of sales for the second quarter.

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"As we saw the industry slowdown late in the second quarter, we maintained a tight rein on running schedules, inventories and overtime. Sales early in the third quarter appear to be following the same trend as the second with our higher-end residential lines doing better than the market but continued weakness in the mass merchant and commercial sectors. Further, we will not repeat the one-time mass merchant special that added 6% to last year's third quarter sales.

"Capital expenditures were $1.7 million for the year-to-date, while depreciation and amortization was $4.8 million. We continue to underspend our depreciation and amortization levels. We anticipate total capital expenditures of between $4 and $5 million for the year. Working capital increased $9 million during the first six-months, primarily in inventories, which we expect to moderate in the second half of the year. Total debt, which normally rises during the middle of the year, increased by $2.2 million during the quarter to $75.6 million. We renegotiated an equipment operating lease during the period, lowering our deposit and letter of credit requirements by $1.5 million and giving us lower costs for the remaining term of the lease facility. Our availability under our credit lines was $19.3 million as of quarter end.

"Continued uncertainty in the economy has resulted in a softer sales period that we expect may continue throughout the summer. However, we are confident that the upper end of the residential market is recovering faster than the rest of the market, and we will continue our emphasis on serving these customers. We have a focused effort to continue to seek new growth opportunities in the commercial market despite our poor performance in this segment in the recent past. We will continue to invest in new products and processes as we maintain our goal of being the fashion leader in this industry. We feel that the continued investment in beautiful products, focused operations and strong expense control are the keys to outgrowing the industry during times of uncertainty," Frierson concluded.

The Company's loss from discontinued operations was $29,000, or $0.00 per diluted share, for the second quarter of 2012, compared with a loss from discontinued operations of $42,000, or $0.00 per diluted share, for the prior year. Including discontinued operations, the Company reported a net loss of $433,000, or $0.03 per diluted share, for the second quarter of 2012, compared with net income of $766,000, or $0.06 per diluted share, for the year-earlier period. The Company's loss from discontinued operations was $106,000, or $0.01 per diluted share, for the six months ended June 30, 2012, compared with a loss from discontinued operations of $62,000, or $0.00 per diluted share, for the six-month period ended July 2, 2011. Including discontinued operations, the Company reported a net loss of $614,000 or $0.05 per diluted share, for the first six months of 2012, compared with a net income of $1,390,000, or $0.11 per diluted share, for the prior period.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's website or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on August 2, 2012. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 312-1484 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 7849344 when prompted for the access code. For further information, please see updated investor presentation at www.thedixiegroup.com and click on the Investor Relations tab; file is listed under Overview - Featured Reports.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, Dixie Home, Masland Contract and Whitespace brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended				Six Months Ended			
		June 30, 2012		July 2, 2011		June 30, 2012		July 2, 2011
NET SALES	$	66,566	$	69,200	$	129,416	$	135,154
Cost of sales		50,847		52,477		97,995		101,861
GROSS PROFIT		15,719		16,723		31,421		33,293
Selling and administrative expenses		15,683		14,944		30,745		30,337
Other operating (income) expense, net		76		42		96		(450)
Facility consolidation and severance expenses, net		—		(563)		—		(563)
OPERATING INCOME (LOSS)		(40)		2,300		580		3,969
Interest expense		762		900		1,488		1,832
Other (income) expense, net		(95)		10		(92)		(6)
Income (loss) from continuing operations before taxes		(707)		1,390		(816)		2,143
Income tax provision (benefit)		(303)		582		(308)		691
Income (loss) from continuing operations		(404)		808		(508)		1,452
Loss from discontinued operations, net of tax		(29)		(42)		(106)		(62)
NET INCOME (LOSS)	$	(433)	$	766	$	(614)	$	1,390
BASIC EARNINGS (LOSS) PER SHARE:								
Continuing operations	$	(0.03)	$	0.06	$	(0.04)	$	0.11
Discontinued operations		—		—		(0.01)		—
Net income (loss)	$	(0.03)	$	0.06	$	(0.05)	$	0.11
DILUTED EARNINGS (LOSS) PER SHARE:								
Continuing operations	$	(0.03)	$	0.06	$	(0.04)	$	0.11
Discontinued operations		—		—		(0.01)		—
Net income (loss)	$	(0.03)	$	0.06	$	(0.05)	$	0.11
Weighted-average shares outstanding:								
Basic		12,633		12,596		12,619		12,574
Diluted		12,633		12,648		12,619		12,624

THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	June 30, 2012		December 31, 2011	
ASSETS	*(Unaudited)*			
Current Assets				
Cash and cash equivalents	$	240	$	298
Receivables, net		30,850		29,173
Inventories		72,940		63,939
Other		7,365		7,589
Total Current Assets		111,395		100,999
Property, Plant and Equipment, Net		64,610		67,541
Other Assets		14,139		14,403
TOTAL ASSETS	$	190,144	$	182,943
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	33,070	$	31,853
Current portion of long-term debt		2,227		2,729
Total Current Liabilities		35,297		34,582
Long-Term Debt				
Senior indebtedness		60,732		52,806
Mortgage note payable		9,772		10,141
Equipment notes payable		2,034		2,061
Capital lease obligations		800		349
Deferred Income Taxes		3,687		4,804
Other Liabilities		13,941		13,815
Stockholders' Equity		63,881		64,385
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	190,144	$	182,943

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Use of Non-GAAP Financial Information:
(in thousands)

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The six months of 2012 contained 26 operating weeks, compared with 27 operating weeks in the six months of 2011. Percentage changes in net sales have been adjusted to reflect the comparable number of weeks in the reporting periods.

	Six Months Ended	
	June 30, 2012	July 2, 2011
Net Sales Adjusted:		
Weeks in period	26	27
Net sales as reported	$ 129,416	$ 135,154
Adjusted for weeks	—	(4,711)
Non-GAAP net sales as adjusted	$ 129,416	$ 130,443

Further non-GAAP reconciliation data, including Non-GAAP Adjusted Operating Income, Adjusted EBIT and Adjusted EBITDA, are available at www.thedixiegroup.com under the Investor Relations section.

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